T H E M O S T A D V A N C E D N A M E I N D R A I N A G E S Y S T E M S

July 22, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Re:	Advanced Drainage Systems, Inc.

Registration Statement on Form S-1

File No. 333-194980

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Advanced Drainage Systems, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-194980) of the Registrant (as amended, the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m., Washington D.C. time, on July 24, 2014 or as soon thereafter as may be practicable.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement. The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Squire Patton Boggs (US) LLP, by calling Stephen C. Mahon at (513) 361-1230 or Aaron A. Seamon at (614) 365-2759. The Registrant hereby authorizes Mr. Mahon and/or Mr. Seamon to orally modify or withdraw this request for acceleration.

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Seamon via email to Aaron.Seamon@squirepb.com or facsimile to (614) 365-2499.

ADVANCED DRAINAGE SYSTEMS, INC.

By:	/s/ Joseph A. Chlapaty
Joseph A. Chlapaty, Chairman & CEO

cc:	Stephen C. Mahon, Esq. (Squire Patton Boggs (US) LLP)

Aaron A. Seamon, Esq. (Squire Patton Boggs (US) LLP)

ADVANCED DRAINAGE SYSTEMS, INC., 4640 TRUEMAN BLVD., HILLIARD, OH 43026

Web site: www.ads-pipe.com